LUSE GORMAN, PC

Attorneys at Law

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

writer's direct dial number	writer’s e-mail
(202) 274-2003	mbrown@luselaw.com

April 28, 2017

Via EDGAR

William H. Dorton

Staff Attorney

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Eagle Financial Bancorp, Inc.
Registration Statement on Form S-1
Filed March 9, 2017; File No. 333-216576

Dear Mr. King:

On behalf of Eagle Savings Bank (the “Bank”), an Ohio-chartered mutual savings and loan association, and Eagle Financial Bancorp, Inc., a Maryland corporation (the “New Holding Company”), we are hereby filing the following responses to comments received from the staff of the Securities and Exchange Commission by letter dated April 5, 2017. On the date hereof we are also filing Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the New Holding Company’s Registration Statement referenced above. The prospectus contained in Amendment No. 1 has been marked pursuant to SEC Rule 472 in response to the Staff’s comment letter.

Prospectus Supplement

Composition and Purpose of Stock Units, page 3

1.	Please revise to describe the source or sources of the cash component that will be maintained by the Eagle Financial Bancorp, Inc. Stock Fund.

A revised Prospectus Supplement is being filed with Amendment No. 1. The Prospectus Supplement included with Amendment No. 1 has been corrected to delete references to a cash component in the Eagle Financial Bancorp, Inc. Stock Fund. Participants will have a one-time

LUSE GORMAN, PC

Attorneys at Law

Dietrich A. King

April 28, 2017

opportunity to invest all or a portion of their accounts in shares of New Holding Company common stock on the date the stock offering is consummated. After this date, participants may not purchase additional shares of New Holding Company common stock through the 401(k) Plan. However, participants will be able to direct the plan trustee to sell their shares (units) of New Holding Company common stock. The value of the shares (units) held in the 401(k) Plan should be the same as one share of New Holding Company common stock, and the Eagle Financial Bancorp, Inc. Stock Fund will not have a cash component.

Prospectus

Summary

Eagle Savings Bank, page 1

2.	Please disclose your total assets, net loans, deposits and total retained earnings as of December 31, 2016.

Page 1 of the Prospectus included with Amendment No. 1 has been revised to include the requested disclosure. We have also added the same additional disclosure on page 72 of the Prospectus.

Risk Factors

3.	Please add a risk factor addressing the fact that, to the extent payments for shares of your common stock are made through withdrawals from existing deposit accounts, those payments will not result in new funds for investment but will result in a reduction in your deposits.

The requested risk factor has been added on page 31 of the Prospectus included with Amendment No. 1.

An increase in interest rates, page 16

4.	Please revise this risk factor to indicate that the Board of Governors of the Federal Reserve System has already implemented interest rate increases and has indicated that it will likely further increase such rates.

The requested disclosure has been added to the risk factor on page 16 of the Prospectus included with Amendment No. 1.

LUSE GORMAN, PC

Attorneys at Law

Dietrich A. King

April 28, 2017

We have a high concentration of loans secured by real estate in our market area, page 17

5.	Please quantify the “substantial amount” of your mortgage loans secured by real estate located in your market area.

The requested disclosure has been added on page 17 of the Prospectus included with Amendment No. 1.

Management of Market Risk

Net Portfolio Value, page 64

6.	Please provide a more complete discussion of the reasons underlying the fact that your net portfolio value would decrease in both rising and falling interest rate environments. Please also consider whether a risk factor disclosure relating to this issue would be appropriate.

The requested disclosure has been added to the indicated section of the Prospectus included with Amendment No. 1. The prospectus already contains a risk factor regarding the possible adverse impacts of changes in interest rates. We do not believe that a risk factor specifically relating to the movement of the net portfolio value as calculated by our internal model would be helpful to investors.

Transactions with Certain Related Persons, page 105

7.	Please quantify the total amount of loans made to your directors and executive officers for the period indicated.

The requested disclosure has been added to the indicated section of the Prospectus included with Amendment No. 1 (page 110).

Subscriptions by Directors and Executive Officers, page 112

8.	Please clarify in the first paragraph, if true, that directors and officers have indicated their intention to subscribe in the offering for an aggregate of 203,000 shares of common stock.

The disclosure in the table regarding director and officer subscription intentions has been corrected.

LUSE GORMAN, PC

Attorneys at Law

Dietrich A. King

April 28, 2017

Financial Statements

Statements of Income, page F-5

9.	Please revise the Statements of Income to present the Net gain (loss) on sale of foreclosed real estate in Noninterest Expense as well as any write-downs within other expense pursuant to Rule 9-04 14 (d) of Regulation S-X. In addition, revise Selected Financial And Other Data Of Eagle Savings Bank and the MD&A discussion of Non-Interest Expense, appropriately.

The requested revisions have been made.

*         *         *

We believe the foregoing is responsive to the Staff’s comments. Please direct any comments or questions to the undersigned at (202) 274-2003.

Sincerely,

/s/ Michael J. Brown
Michael J. Brown

Enclosures

cc:	Dietrich A. King, Assistant Director, SEC
Christina Harley, Staff Accountant, SEC
Yolanda Trotter, Staff Accountant, SEC
Mr. Gary J. Koester, Eagle Financial Bancorp, Inc.
Jason L. Hodges, Esq., Vorys, Sater, Seymour & Pease LLP
Kip Weissman, Luse Gorman, PC